

13031762

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Karvy Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 1568
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek + Der Ananian LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Rd. (Address) Westford (City) MA (State) 01886 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Uday Raval, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Karvy Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Signature

Director.

Title

Notary Public 5/2/13


SALAH W ALABBASI
Notary Public - State of New York
NO. 01AL6269144
Qualified in New York County
My Commission Expires 9/17/16

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KARVY, INC.

FINANCIAL STATEMENTS

MARCH 31, 2013 AND 2012

KARVY, INC.

INDEX

	Page
Independent Auditors' Report	1 - 2
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 11
Supplementary Schedules:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Reconciliation of Net Capital with Computation in Part IIA of Form X-17A-5	13
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	14 - 16
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)	17-18
Schedule of Assessments and Payments to the Securities Investor Protection Corporation For the year ended March 31, 2013	19

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
KARVY, INC.
New York, New York

We have audited the accompanying financial statements of KARVY, INC. which comprise balance sheets as of March 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS' REPORT (con't)

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KARVY, INC. as of March 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
May 10, 2013

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

KARVY, INC.

BALANCE SHEETS
As of March 31, 2013 and 2012

	2013	2012
Assets:		
Current Assets:		
Cash and cash equivalents	$ 65,097	$ 112,608
Refund of taxes	4,756	16,051
Other current assets	6,150	5,021
Total Current Assets	76,003	133,680
Fixed assets, net	1,448	3,269
Deposit	18,253	18,253
Total Assets	$ 95,704	$ 155,202
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 6,184	$ 75,692
Total Current Liabilities	6,184	75,692
Stockholder's Equity:		
Common Stock, No Par Value, 1,500 shares authorized	1,785,000	1,575,000
Accumulated Deficit	(1,695,480)	(1,495,490)
	89,520	79,510
Total Liabilities and Stockholder's Equity	$ 95,704	$ 155,202

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENTS OF OPERATIONS
For the Years Ended March 31, 2013 and 2012

	2013	2012
Revenues:		
Retainer fee income	$ 696,887	$ 271,067
Interest	12	42
	696,899	271,109
Operating expenses:		
Salaries and related expenses	388,643	231,507
Professional fees	270,694	176,716
Occupancy	102,635	97,835
Travel and entertainment	32,977	18,247
Regulatory compliance	26,287	21,174
Quote service	21,067	27,273
Miscellaneous	16,305	12,426
Marketing and promotion	14,886	14,400
Communications	11,147	8,886
Office supplies and expense	8,185	8,182
Depreciation	1,821	1,989
Insurance	1,807	2,665
Licenses and fees	435	4,115
Training	0	1,595
Total operating expenses	896,889	627,010
Loss from operations	(199,990)	(355,901)
Income tax benefit	0	9,783
Net Loss	$ (199,990)	$ (346,118)

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2013 and 2012

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance, March 31, 2011	34	$ 1,285,000	$ (1,149,372)	$ 135,628
Capital Contributions	6	290,000		290,000
Net Income			(346,118)	(346,118)
Balance, March 31, 2012	40	1,575,000	(1,495,490)	79,510
Capital Contributions	4	210,000		210,000
Net Loss			(199,990)	(199,990)
Balance, March 31, 2013	44	$ 1,785,000	$ (1,695,480)	$ 89,520

The accompanying notes are an integral part
of these financial statements.

KARVY, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities:		
Net (Loss)	$ (199,990)	$ (346,118)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:		
Depreciation	1,821	1,989
(Increase) Decrease in refund of taxes	11,295	(16,051)
(Increase) Decrease in other current assets	(1,129)	657
(Decrease) in accounts payable and accrued expenses	(69,508)	(11,410)
(Decrease) in accrued income taxes	0	(13,727)
Net cash (used) by operating activities	(257,511)	(384,660)
Cash Flows used in Investing Activities:		
Purchase of fixed assets	0	(942)
Cash Flows from Financing Activities:		
Capital contributions	210,000	290,000
Net (decrease) in cash and cash equivalents	(47,511)	(95,602)
Cash and cash equivalents - Beginning,	112,608	208,210
Cash and cash equivalents - Ending,	$ 65,097	$ 112,608

The accompanying notes are integral part
of these financial statements.

KARVY, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2013 and 2012

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Karvy, Inc. "the Company" was organized on September 18, 2003 as a wholly owned subsidiary of Karvy Consultants Ltd, India. Karvy Consultants is a member of the Karvy Group, an integrated financial services provider based in India. In August of 2010, Karvy Consultants, transferred ownership of Karvy, Inc. to Karvy Stock Broking, ltd., a member of the Karvy Group. The Company, which is located in New York City, is a registered Broker and Dealer in securities. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
The Company receives consulting fees for advising Indian clients on U.S. entry strategy, capital raising in the United States, and business/market strategies. The company also advises Indian business clients on cross-border, U.S./India transactions. This income is recognized as revenue in the respective months for which these fees relate. At March 31, 2013 and 2012, there were no accounts receivable for services provided or deferred revenue from customer prepayments.

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	5 years
Furniture and fixtures	7 years

Note 1. Summary of Significant Accounting Policies, continued

Fair Value Measurement – Assets and Liabilities
Certain of the Company's assets and liabilities, including cash and cash equivalents, accounts receivable from clearing brokers and others, accounts and commissions payable, and other accrued taxes and expenses, are recorded at amounts that approximate fair value because they are short-term in nature.

Uncertainty in Income Taxes
Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At March 31, 2013 and 2012, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States Federal and New York state jurisdictions. These returns are generally subject to examination by the tax authorities for a period of three years after filing.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Fixed Assets

At March 31, 2013 and 2012, the Company's fixed assets consisted of:

	2013	2012
Computer and office equipment	$ 24,773	$ 24,773
Furniture and fixtures	8,249	8,249
	33,022	33,022
Accumulated Depreciation	31,574	29,753
	$ 1,448	$ 3,269

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At March 31, 2013 and 2012, the Company had net capital in excess of its required net capital.

Note 4. Commitments

The Company leases office space in New York City under a five year lease term ending September 30, 2013. Rent expense in 2013 and 2012 was $102,635 and $97,835, respectively. Future minimum lease payments for the year ending March 31, 2014 is $54,759.

Note 5. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (March 31, 2013) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 6. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (i), as broker or dealer that does not hold customer funds or securities, and engages only in the private placement of securities, third party research; and cross border advisory services.

Note 7. Income Taxes

From inception through August 2010, the Company has incurred net operating losses totaling approximately $1,214,000. Internal Revenue Code section 382 limits the usage of net operating losses in future years when a significant change of ownership has occurred. A significant change in the Company's ownership occurred in August 2010. As a result, net operating losses arising prior to the change in ownership, are limited to $39,500 per year.

From September 2010 through March 2013, the Company has incurred net operating losses totaling approximately $473,000.

The Company has not recorded a deferred tax asset representing the potential income tax benefit that may arise when the available prior years' net operating losses are applied against taxable income which may arise in future years.

The availability of prior years' net operating losses, which may be utilitized to offset future years' taxable income, will expire as follows:

March 31,	
2025	$ 48,000
2026	318,000
2027	250,000
2029	325,000
2030	234,000
2032	304,000
2033	196,000
	$1,675,000

Note 8. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, guarantees, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There were no matters in 2013, or in 2012, that required the Company to record or disclose such a liability in the financial statements.

Note 9. Subsequent Events

Management has evaluated subsequent events through May 10, 2013, the date that the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2013

COMPUTATION OF NET CAPITAL		
Stockholder's equity		$ 89,520
Less non-allowable assets:		
CRD account	$ 137	
Refund of taxes	4,756	
Other current assets	6,013	
Fixed assets, net	1,448	
Deposit	18,253	
		30,607
Net Capital		$ 58,913
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 6,184
Total Aggregate Indebtedness		$ 6,184
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement		$ 5,000
Excess Net Capital		$ 53,913
Ratio: Aggregate indebtedness to net capital		0.10

See accompanying notes
and independent auditors' report.

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2013

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of March 31, 2013)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	58,913
Net audit adjustments		0
Net Capital per above	$	58,913

See accompanying notes
and independent auditors' report.

Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
KARVY, INC.
New York, New York

In planning and performing our audit of the financial statements and supplementary schedules of KARVY, INC., as of and for the year ended March 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
May 10, 2013


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS



Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Board of Directors
KARVY, INC.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by KARVY, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating KARVY, INC.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). KARVY, INC.'s management is responsible for the Company's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in SIPC-7 for the year ended March 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
May 10, 2013


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

KARVY, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
For the Year Ended March 31, 2013

Payment Date	To Whom Paid	Amount
11/12/2012	SIPC	$ 1,593
4/16/2013	SIPC	149
		$ 1,742

See preceding independent accountants' report
on applying agreed-upon procedures
related to an entity's SIPC assessment reconciliation.